Via Facsimile and U.S. Mail
Mail Stop 6010

January 8, 2009

Jay S. Bullock
Chief Financial Officer
Argo Group International Holdings, Ltd.
110 Pitts Bay Road
Pembroke HM 08 Bermuda

Re:  **Argo Group International Holdings, Ltd.**
     **Form 10-K for the Fiscal Year Ended December 31, 2007**
     **Filed March 5, 2008**
     **File Number:  001-15259**

Dear Mr. Bullock:

        We have reviewed your response dated November 17, 2008 to our September 24, 2008 letter and have the following comments.  In our comments, we ask you to provide us with information to better understand your disclosure.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like.  Please identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend the above filing.

**Form 10-K for the Fiscal Year Ended December 31, 2007**

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results, page 51

1.  Please refer to your response to prior comment one.

    - Your proposed disclosure in response to part (a) does not appear to disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated and did not quantify the changes in estimate for each line of business. Please revise your disclosure to include this information.

    - Please disclose in response to part (a) why the "internal and external actuaries assumed that the new business may not perform as well as renewal and that prior year loss development patterns may not be representative of future loss emergence" ,and disclose the nature of the data relied on to reach this conclusion. Disclose what you mean by "more conservative" in your assertion "actuarial methods that produced more conservative loss estimates."

- You state in response to part (b) that for your current calendar year, you did not change the general process and disciplines that were used to set reserves at prior reporting dates yet you state that the prior year loss development patterns appear to be more representative of future loss emergence than your previous more conservative loss estimates. Disclose the nature and extent of the emerged paid loss development patterns and link that to a discussion of the nature and extent to which you refined your current year loss reserve estimates.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, page 79

2.  Please refer to your response to prior comment three.  Please disclose any significant concentration of indirect exposure (i.e. investments guaranteed by a guarantor) to a guarantor.

General

3.  As requested in the prior comment letter dated September 24, 2008, please provide in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.

Jay S. Bullock
Argo Group International Holdings, Ltd.
January 8, 2009
Page 3

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant